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                      March 14, 2022

       Jamie Samath
       Chief Financial Officer
       INTUITIVE SURGICAL INC
       1020 Kifer Road
       Sunnyvale, CA 94086

                                                        Re: INTUITIVE SURGICAL
INC
                                                            10-K for the Fiscal
Year Ended December 31, 2021
                                                            Filed February 3,
2022
                                                            File No. 000-30713

       Dear Mr. Samath:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Life Sciences